EXHIBIT 99.1

Brookfield Reinsurance Records $128 Million of Net Income and Announces Regular Distribution

BROOKFIELD, NEWS, May 12, 2022 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BAMR) today announced financial results for the quarter ended March 31, 2022.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “We continue to progress our previously announced transactions while maintaining high levels of liquidity within our investment portfolios. Accordingly, as interest rates rise, we have significant financial flexibility to invest for value.”

Unaudited As at and for the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2022	2021
Equity	$1,447	$112
Excess capital[1]	687	18
Net reserve capital[1]	760	94
Distributable operating earnings[1]	13	1
Net income[2]	128	3
Net income per class A & class B share[3,4]	$0.14	n/a
Net income per class C share[3]	$5.37	n/a
  See Non-IFRS and Performance Measures on page 6 and a reconciliation from net income on page 5.
  Net income for the three months ended March 31, 2021 is attributed to our predecessor company Brookfield Annuity Holdings Inc.
  For the period from June 28, 2021 onward.
  Class A and class B shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

Highlights

  Closed 7 transactions in the quarter within our Pension Risk Transfer (“PRT”) business, representing $109 million of new premiums

  Added over $180 million of flow premiums from reinsurance treaties closed in late 2021

  Completed the purchase of an additional 6,775,000 shares of common stock of American Equity Investment Life Holding Company (NYSE: AEL) (“AEL”), bringing our total equity interest in AEL to approximately 17%

  Progressed the acquisition of American National Group, Inc. (NASDAQ: ANAT) (“American National”), with an anticipated closing in the coming weeks

Operating Update

During the quarter, we received over $180 million of flow business under our existing reinsurance treaty with AEL, bringing total premiums reinsured to date to nearly $5 billion under our $10 billion reinsurance agreement. Our Canadian PRT business continues to be active in identifying opportunities, successfully bidding on $109 million of new transactions in the first quarter.

We recognized $13 million of Distributable Operating Earnings (“DOE”) for the three months ended March 31, 2022 compared to $1 million in the prior year period. The increase was driven by net investment income on our corporate investments acquired over the last twelve months, that will be transferred into our insurance investment portfolios in the near term, as well as contributions from our investment in AEL and positive spread earnings within our PRT business. During the quarter, we made significant progress in redeploying our reinsurance treaty assets received from our transactions that closed late in 2021, and we expect to see the benefit in the coming quarter as we continue to reposition our investment portfolios.

We recorded net income of $128 million for the three months ended March 31, 2022, primarily driven by realized gains on our investment portfolio, as well as contributions from DOE as noted above.

Today, we have approximately $1.8 billion of available corporate liquidity, with an additional $2.5 billion of liquidity within our insurance portfolios, giving us flexibility to invest as interest rates rise and if markets continue to present attractive opportunities. While maintaining significant liquidity, we have been active in deploying the assets received from recently closed transactions into higher yielding alternative strategies.

Update on Growth Initiatives

Our acquisition of American National remains on track to close in the second quarter. Once closed, we will have approximately $45 billion of assets under management, licenses in all U.S. markets, and a leading platform for our North American operations, enabling us to significantly scale our insurance and reinsurance capabilities.

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.14 per share, payable on June 30, 2022 to shareholders of record as at the close of business on June 15, 2022. This dividend is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Asset Management Inc. (“Brookfield”) on its Class A limited voting shares (“Brookfield Class A Shares”).

Distribution of 25% of Brookfield’s Asset Management Business

Today Brookfield provided an update on its plan to distribute to its shareholders, and publicly list, a 25% interest in its asset management business. As part of this update, Brookfield has advised that, pursuant to the transaction, holders of class A exchangeable limited voting shares (“Class A Shares”) of our company (which are exchangeable for Brookfield Class A Shares on a one-for-one basis) will be treated equally to Brookfield Class A Shares from an economic perspective. While the details of the transaction are still being finalized, we expect that holders of our Class A Shares will be able to participate in the distribution without the need to exchange their shares for Brookfield Class A shares in advance of the transaction. We look forward to providing you with further updates in the coming months.

Brookfield Asset Management Operating Results

An investment in Class A Shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield Class A Shares. A summary of Brookfield’s first quarter and last twelve months operating results is provided below:

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income	$2,960	$3,776	$11,572	$4,640
Net income attributable to common shareholders	$1,359	$1,235	$4,090	$1,394
Net income per Brookfield share	0.81	0.77	2.45	0.85
Funds from operations	$1,597	$2,821	$6,334	$7,117
Per Brookfield share	0.96	1.80	3.85	4.53
Distributable earnings	$1,182	$2,507	$4,957	$6,113

Given the economic equivalence, we expect that the market price of the Class A Shares of our company will be impacted significantly by the market price of the Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at bam.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	March 31	December 31
	2022	2021
Assets
Cash and cash equivalents	$323	$393
Reinsurance funds withheld
Cash and short-term securities[1]	412	665
Investments	4,374	3,985
Investments	4,757	4,943
Reinsurance assets	148	169
Deferred acquisition costs	801	776
Equity accounted investments	593	344
Accounts receivable and other	69	47
Deferred tax asset	16	20
Derivative assets	73	146
Intangible assets	1	3
Property and equipment	2	2
Total assets	$11,569	$11,493

Liabilities and Equity
Accounts payable and other	26	64
Due to related parties	427	467
Corporate borrowings	751	693
Insurance reserves	8,512	8,497
Deferred revenue	81	82
Derivative liabilities	10	1
Reinsurance payable	68	75
Liabilities issued to our reinsurance entities	235	167
Funds withheld liabilities	12	12
Total liabilities	$10,122	$10,058

Equity
Class A exchangeable and Class B	$539	$539
Class C	908	896
Total Equity	$1,447	$1,435
Total Liabilities and Equity	$11,569	$11,493
  Liquid securities maturing within 12 months.

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2022	2021
Net premiums	$338	$3
Net investment income, including funds withheld	(14)	(63)
Income from equity accounted investments	13	—
Total revenues	337	(60)
Benefits paid on insurance contracts
Gross	138	17
Ceded	(3)	(6)
Change in insurance reserves
Gross	(7)	(93)
Ceded	23	15
Other reinsurance expenses	27	—
Operating expenses	17	3
Interest expense	9	—
Total benefits and expenses	204	(64)
Net income before income taxes	133	4
Income tax expense	(5)	(1)
Net income for the period	$128	$3

Attributable to:
Brookfield Asset Management Inc.[1]	—	3
Class A exchangeable & class B shareholders[2,3]	2	—
Class C shareholder[2,3]	126	—
	$128	$3

Net income per class A & class B share[2,3,4]	$0.14	n/a
Net income per class C share[2,3]	$5.37	n/a
  For the periods prior to June 28, 2021.
  For the period from June 28, 2021 onward.
  Net income for the three months ended March 31, 2021 is attributed to our predecessor company Brookfield Annuity Holdings Inc.
  Class A and class B shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended March 31 US$ millions	Three Months Ended
	2022	2021
Net income	$128	$3
Deferred income tax expense	4	1
Transaction costs	4	—
Mark-to-market on investments and derivatives	(123)	(3)
Distributable operating earnings[1]	$13	$1

RECONCILIATION OF TOTAL EQUITY TO EXCESS CAPITAL AND NET RESERVE CAPITAL

Unaudited As at March 31 US$ millions	Three Months Ended
	2022	2021
Equity	$1,447	$112
Less:
Investments held outside of regulated insurance agreements
Cash on deposit with related parties	(10)	—
Equity accounted investments	(593)	—
Other corporate net investments	(68)	—
Deferred tax asset	(16)	(18)
Excess capital[1]	(687)	(18)
Net reserve capital[1]	$760	$94
  Non-IFRS measure - see Non-IFRS and Performance Measures on page 6.

Additional Information

Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. This financial information provides comparative information of the business included within the spin-off (“the Business”) for the periods prior to the spin-off, as previously reported by Brookfield. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2022, which have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE: BAMR; TSX: BAMR) operates a leading reinsurance business focused on providing capital-based and annuity solutions for insurance and reinsurance companies, and pension risk transfer products for pension plan sponsors. Each class A exchangeable share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A).

For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial statements are based on IFRS, as issued by the IASB, unless otherwise noted.

We make reference to distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, income taxes, income from equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of adjusted earnings from our investments in associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Excess Capital and Net Reserve Capital. Excess Capital is the amount of capital in the business that is not currently supporting insurance contracts within regulated insurance entities. Net Reserve Capital is the capital within regulated entities that is currently supporting insurance contracts. We use Net Reserve Capital to assess our return on our equity supporting insurance contracts.

We provide additional information on key terms and non-IFRS measures in our filings available at bamr.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements about Brookfield Reinsurance’s agreement to acquire American National, and statements regarding future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments, constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.